UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A (Rule 13e-4)

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

APTEVO THERAPEUTICS INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

03835L207

(CUSIP Number of Class of Securities)

Marvin L. White

Chief Executive Officer

Aptevo Therapeutics Inc.

2401 4th Avenue, Suite 1050

Seattle, Washington 98121

(206) 838-0500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

Copies to:

Alan Hambelton Cooley LLP 1700 7th Avenue Seattle, Washington 98101 Telephone: (206) 452-8700	Heather Boussios Acting General Counsel Aptevo Therapeutics Inc. 2401 4th Avenue, Suite 1050 Seattle, Washington 98121 (206) 838-0500

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable

Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on June 29, 2020 (the “Schedule TO”), by Aptevo Therapeutics Inc., a Delaware corporation (the “Company”), in connection with its offer to exchange eligible stock options for replacement stock options with modified terms pursuant to the Offer to Exchange Eligible Options for New Options, dated June 29, 2020 (the “Exchange Offer”). This Amendment is being filed to, among other things, amend the expiration date and time of the Exchange Offer to Monday, July 27, 2020 at 9:00 p.m. Pacific Time. This Amendment should be read in conjunction with the Schedule TO and the Exchange Offer.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” in the Offer to Exchange Eligible Options for New Options dated June 29, 2020 (the “Exchange Offer”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

Aptevo Therapeutics Inc., a Delaware corporation (the “Company”), is the issuer of the securities subject to the Exchange Offer. The Company’s principal executive offices are located at 2401 4th Avenue, Suite 1050, Seattle, Washington 98121, and the telephone number of its principal executive offices is (206) 838-0500.

(b) Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain employee, consultant and director option holders, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of common stock, par value $0.001 per share (the “Common Stock”), for new options to purchase shares of the Company’s Common Stock. The Company’s executive officers, as disclosed in the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 20, 2020, and members of the Company’s board of directors will be eligible to participate in this offer.

An option will be eligible for exchange (an “Eligible Option”) if it was granted under the Company’s 2018 Stock Incentive Plan (the “2018 Plan”), 2016 Amended and Restated Stock Plan (“2016 Plan”) or Converted Equity Awards Incentive Plan (the “Converted Plan,” and together with the 2018 Plan and 2016 Plan, the “Equity Plans”) and has an exercise price equal to or greater than $21.00 per share. As of June 22, 2020, Eligible Options to purchase 207,578 shares of Common Stock were outstanding.

Pursuant to the Exchange Offer, in exchange for the tender and cancellation of Eligible Options, the Company will grant new options (each, a “New Option”) following the Expiration Time (as defined in the Exchange Offer) for a reduced number of shares of Common Stock and subject to the terms and conditions described in the Exchange Offer and in the related accompanying Election Form, the form of which is attached hereto as Exhibit (a)(1)(C).

The information set forth in the Exchange Offer under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” and the information set forth under Section 1 (“Eligible Holders; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New Options”) and Section 7 (“Price Range of Our Common Stock”) of the Offering Memorandum for the Exchange Offer contained in the Exchange Offer (the “Offering Memorandum”) are incorporated herein by reference.

(c) Trading Market and Price.

The information set forth under Section 7 (“Price Range of Our Common Stock”) of the Offering Memorandum is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum are incorporated herein by reference.

The address of each executive officer and director of the Company is:

Aptevo Therapeutics Inc.

2401 4th Avenue, Suite 1050

Seattle, Washington 98121

The directors and executive officers of the Company are set forth below:

Executive Officers	Title
Marvin L. White	President, Chief Executive Officer and Director
Jeffrey G. Lamothe	Senior Vice President and Chief Financial Officer
Randy J. Maddux	Senior Vice President and Chief Manufacturing Officer
Jane Gross, Ph.D.	Senior Vice President and Chief Scientific Officer

Directors
Fuad El-Hibri	Chairman
Daniel J. Abdun-Nabi	Director
Grady Grant, III	Director
Zsolt Harsanyi, Ph.D.	Director
Barbara Lopez Kunz	Director
John E. Niederhuber, M.D.	Director

Item 4. Terms of the Transaction.

(a) Material Terms.

The information set forth in the Exchange Offer under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” and the information set forth in the Offering Memorandum under Section 1 (“Eligible Holders; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New Options”), Section 6 (“Conditions of the Exchange Offer”), Section 8 (“Information Concerning Aptevo; Financial Information”), Section 10 (“Accounting Consequences of the Exchange Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material United States Tax Consequences”) and Section 13 (“Extension of the Exchange Offer; Termination; Amendment”) are incorporated herein by reference.

(b) Purchases.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference. The documents incorporated herein by reference as Exhibit (d)(1) through Exhibit (d)(7) also contain information regarding agreements relating to securities of the Company.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) of the Offering Memorandum is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth under Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New Options”) of the Offering Memorandum is incorporated herein by reference.

(c) Plans.

The information set forth under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) of the Offering Memorandum is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth under Section 14 (“Consideration; Fees and Expenses”) of the Offering Memorandum is incorporated herein by reference.

(b) Conditions.

The information set forth under Section 6 (“Conditions of the Exchange Offer”) of the Offering Memorandum is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

(b) Securities Transactions.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or recommendations.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth under Section 8 (“Information Concerning Aptevo; Financial Information”), including Schedule A, and Section 15 (“Additional Information”) of the Offering Memorandum is incorporated herein by reference.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

(2)	The information set forth under Section 11 (“Legal Matters; Regulatory Approvals”) of the Offering Memorandum is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(c) Other Material Information.

Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Eligible Options for New Options, dated June 29, 2020

(a)(1)(B)#	Form of Announcement Email to Eligible Holders

(a)(1)(C)	Election Form

(a)(1)(D)	Notice of Withdrawal of Election Form

(a)(1)(E)	Form of Email Confirming Receipt of Election Form

(a)(1)(F)	Form of Email Confirming Receipt of Notice of Withdrawal of Election Form

(a)(1)(G)	Form of Reminder Email to Eligible Holders Regarding the Expiration of the Exchange Offer

(a)(1)(H)#	Form of Email to Eligible Holders Confirming Acceptance of Eligible Options

(a)(1)(I)#	Form of Email Notice Regarding Rejection of Options for Exchange

(a)(1)(J)#	Form of Expiration Notice Email

(a)(1)(K)#	Stock Option Exchange Program Presentation

(b)	Not applicable

(d)(1)	Aptevo Therapeutics Inc. Amended and Restated 2016 Stock Incentive Plan (incorporated herein by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-37746), filed with the SEC on August 10, 2017).

(d)(2)	Aptevo Therapeutics Inc. Converted Equity Awards Incentive Plan (incorporated herein by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K (File No. 001-37746), filed with the SEC on August 2, 2016).

(d)(3)	Aptevo Therapeutics Inc. 2018 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-37746), filed with the SEC on August 9, 2018).

(d)(4)	Aptevo Therapeutics Inc. Non-Statutory Stock Option Agreement (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q (File No. 001-37746), filed with the SEC on August 9, 2018).

(g)	Not applicable

(h)	Not applicable

#	Previously filed.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APTEVO THERAPEUTICS INC.

	By:	/s/ Marvin L. White
Marvin L. White
President and Chief Executive Officer

Dated: July 13, 2020